File No. 812-[  ]

As Filed with the Securities and Exchange Commission on June 2, 2020

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM THE DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19) THEREOF

Advanced Series Trust

Prudential’s Gibraltar Fund, Inc.

The Prudential Series Fund

AST Investment Services, Inc.

PGIM Investments LLC

Please direct all communications to:

Claudia DiGiacomo

PGIM Investments LLC

655 Broad Street, 17th Floor

Newark, New Jersey 07102

With a copy to:

Paulita A. Pike, Esq.

Ropes & Gray LLP

Counsel to the Independent Directors/Trustees

191 North Wacker Drive, 32nd Floor

Chicago, Illinois 60606

Gregory D. Sheehan, Esq.

Nathan D. Somogie, Esq.

Ropes & Gray LLP

Counsel to the Independent Directors/Trustees

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

This document contains a total of 24 pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Advanced Series Trust Prudential’s Gibraltar Fund, Inc. The Prudential Series Fund AST Investment Services, Inc. PGIM Investments LLC File No. 812-[ ]	APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM THE DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19) THEREOF

I.             INTRODUCTION

Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (each a “Prudential Investment Company” and collectively, the “Prudential Investment Companies”); and AST Investment Services, Inc. (“ASTIS”) and PGIM Investments LLC (“PGIM”) (collectively, the “Adviser” and together with the Prudential Investment Companies, the “Applicants”) hereby submit this application (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting current and future members of the Boards of Trustees or Boards of Directors of the Prudential Investment Companies, as applicable (each a “Board” and together, the “Boards”), who serve as Independent Directors (as defined herein) from the definition of “interested person” under Section 2(a)(19) of the 1940 Act to the extent necessary to permit these Independent Directors to hold limited direct and indirect beneficial and legal interests in publicly traded securities of investment subadvisers (within the meaning of Section 2(a)(20)(B) of the 1940 Act) of the Prudential Investment Companies (each a “Subadviser” and together, the “Subadvisers”) and of any such Subadviser’s parent company,(1) as explained more fully below.  Applicants are not requesting exemptive relief to permit the Independent Directors to directly or indirectly hold interests in shares of Prudential Financial, Inc. (“Prudential”), the Adviser’s parent company, or any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) of the Adviser.(2)

Applicants request that the exemptive relief sought herein apply to the named Applicants as well as to all existing and future registered management investment companies or series thereof advised by the Adviser, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940

(1)  The term “parent company” as used herein refers to any controlling person of a Subadviser.  The term “control” is interpreted as defined in Section 2(a)(9) of the 1940 Act.  The terms “affiliated” and “affiliates” as used herein are interpreted as set forth in Section 2(a)(3) of the 1940 Act.  Subadvisers (and parent companies thereof) that are not affiliated with the Adviser may be referred to herein as “unaffiliated.”

(2)  PGIM and ASTIS serve as co-advisers to certain current series of Advanced Series Trust.  PGIM serves as adviser to other current series of Advanced Series Trust, to all current series of The Prudential Series Fund, and to Prudential’s Gibraltar Fund, Inc.  The term “Adviser” means PGIM or PGIM and ASTIS, as applicable to the particular series.  The term “Adviser” also includes any successor to PGIM or ASTIS and any entity controlling, controlled by or under common control with ASTIS or PGIM that serves as adviser to one or more Prudential Insurance Companies.  The term “successor” means an entity that results from a merger, reorganization into an entity organized in a different jurisdiction or a change in the type of business organization.  Each Adviser is, and any future Adviser to the Prudential Investment Companies will be, registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 Act (the “Advisers Act”).

Act) the Adviser.  All existing registered management investment companies that currently intend to rely on the requested order have been named as Applicants, and any other existing or future management investment companies that intend to rely on the requested order in the future will comply with the terms and conditions of the Application.

Applicants are seeking this exemption primarily to enable Independent Directors (as defined herein) to hold limited (i.e., “de minimis”) direct and indirect beneficial and legal interests in certain publicly traded Subadvisers (or their parent companies or affiliates) that are not affiliated with the Adviser, in circumstances and subject to conditions under which Applicants believe that such interests are unlikely to influence the judgment or affect the independence of an Independent Director.  The relief requested in this Application would also permit an Independent Director who inadvertently acquires a non-de minimis interest in a publicly traded Subadviser (or its parent company or affiliates) that is not affiliated with the Adviser to continue to be treated as an “independent director” for purposes of the 1940 Act for a limited time to allow the Independent Director to conduct an orderly disposition of the interest or, where the interest is of a type that can be held consistent with the de minimis interest exemption, to comply with the conditions of the exemption.

Applicants request that the relief sought herein apply to direct or indirect beneficial or legal interests in Subadvisers that are not affiliated with the Adviser or the Prudential Investment Companies (other than any affiliation that arises solely because the Subadviser serves as subadviser to a Fund).  For purposes of this Application, the term “Unaffiliated Subadviser” refers to a Subadviser for one or more series of the Prudential Investment Companies (each a “Fund” and collectively, the “Funds”) that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Funds or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves a subadviser to a Fund.  As used herein, the term “Unaffiliated Subadviser” includes the Subadviser’s parent company and any affiliates of the Subadviser or its parent company.

II.            STATEMENT OF FACTS

A.            Applicants and Other Relevant Entities

1.             The Prudential Investment Companies

Each Prudential Investment Company is organized as either a Massachusetts business trust, a Delaware statutory trust or a Maryland corporation.  Each Prudential Investment Company is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (“Securities Act”), on Form N-1A.  Each Prudential Investment Company (other than Prudential’s Gibraltar Fund, Inc.) is a series investment company, as defined by Rule 18f-2 under the 1940 Act, and consists of one or more Funds, each of which has its own investment objectives and policies.  Certain Funds hold themselves out as “manager-of-managers” Funds, having one or more Subadvisers, each of which manages all or a portion of the Fund’s assets.(3)

2.             The Adviser

ASTIS, located at One Corporate Drive, Shelton, Connecticut 06484, is a Connecticut corporation and is registered with the Commission as an investment adviser under the Advisers Act.  ASTIS has been providing advisory services since 1992.  As of March 31, 2020, ASTIS served as co-manager with PGIM to certain series of Advanced Series Trust, with aggregate assets of approximately $140.1 billion.

(3)  It is intended that the requested exemption apply to any Fund regardless of its form or state of organization, as this factor is not relevant to the exemption requested.  The Funds reserve the right to, and may, from time to time, reorganize to change their form of organization, under the laws of the same or another jurisdiction, consistent with applicable state and federal law and their governing instruments, as the case may be.  Any such reorganization could include a change of domicile or form of organization or merger or similar transaction with another Fund.  Applicants request that the requested exemption apply to the Funds’ successors in interest that result from any such reorganization.  Except as otherwise noted herein, reference to “Funds” and “Boards” shall be deemed to apply to any partnership or business trust, or a similar partnership, business trust or other legal entity organized in the future that subsequently reorganizes to another form.

PGIM, located at 655 Broad Street, 17th Floor, Newark, New Jersey 07102, is a New York limited liability company and is registered with the Commission as an investment adviser under the Advisers Act.  PGIM and its predecessors have served as a manager or administrator to investment companies since 1987.  As of March 31, 2020, PGIM served as the investment manager to all of the Prudential U.S. and offshore open-end investment companies, and as the manager or administrator to closed-end investment companies, with aggregate assets of approximately $269.7 billion.

The Adviser, like all investment advisers to mutual fund families, has an interest in eliminating significant and unnecessary barriers to the Independent Directors’ ability to attract and retain the best and most qualified independent directors to serve as members of the Boards of the Funds.  PGIM and ASTIS are each an indirect, wholly-owned subsidiary of Prudential (NYSE: PRU), a global financial institution offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries.

B.            The Manager-of-Managers Structure of the Funds

1.             The Adviser

The Adviser provides investment advisory services to the Funds pursuant to investment management agreements between each Prudential Investment Company, on behalf of its Fund(s), and the Adviser (each an “Investment Management Agreement”).  With respect to those Funds for which ASTIS and PGIM serve as co-investment advisers, ASTIS and PGIM share responsibilities for selection, payment, supervision and oversight of Subadvisers.

The Investment Management Agreement for each Fund was approved by the applicable Board, including a majority of the Independent Directors, and by shareholders of the Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act.  Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the applicable Board, provides continuous investment management of the assets of each Fund.  As the investment adviser to each Fund, the Adviser determines the securities and other instruments to be purchased, sold or entered into by each Fund and places orders with brokers or dealers selected by the Adviser.  The Adviser periodically reviews each Fund’s investment policies and strategies and, based on the needs of a particular Fund, may recommend changes to the investment policies and strategies of the Fund for consideration by the Board.

Consistent with the terms of each Investment Management Agreement, the Adviser may, subject to the approval of the applicable Board, including a majority of the Independent Directors, and the shareholders of the applicable Fund (if required), delegate portfolio management responsibilities for all or a portion of the assets of a Fund to one or more Subadvisers.(4)  In accordance with each Investment Management Agreement, the Adviser will supervise each Subadviser in the performance of its duties with a view to preventing violations of the federal securities laws.  The Adviser continues to have overall responsibility for the management and investment of the assets of each Fund, and the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of the Fund’s assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time.  If the Adviser determines to delegate portfolio management responsibilities to one or more Subadvisers, the Adviser evaluates, selects and recommends Subadvisers to manage the assets (or portion thereof) of a Fund, and oversees, monitors and reviews the Subadvisers and their performance and compliance with the Fund’s investment policies and restrictions.

For its services to each Fund under the applicable Investment Management Agreement, the Adviser receives an investment management fee from the Fund based on the average net assets of the Fund.  Each Subadviser receives an investment management fee from the Adviser based on a percentage of the assets of the

(4)  Each current Subadviser is, and any future Subadviser will be, an “investment adviser” to the Funds within the meaning of Section 2(a)(20)(B) of the 1940 Act and provides, or will provide, investment management services to the Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, each Subadviser is, and any future Subadviser to the Funds will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration.

Fund.(5)  The fee paid to an Unaffiliated Subadviser is the result of arms’ length negotiations between the Adviser and the Subadviser and is approved by the applicable Board, including a majority of the Independent Directors.

2.             Multi-Manager Order

The Prudential Investment Companies and the Adviser have received an exemptive order from the Commission (“Multi-Manager Order”)(6) that permits the Adviser or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser, subject to certain conditions, including approval of the applicable Board, and without the approval of shareholders, to: (i) select certain “wholly-owned” and “non-affiliated” Subadvisers (as those terms are used in the Multi-Manager Order) to manage all or a portion of the assets of a Fund and enter into subadvisory agreements with the Subadvisers (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers.

The Adviser has hired a total of 38 Subadvisers to provide the day-to-day investment advisory services for all or a discrete portion of the Funds.  Of these Subadvisers, 3 are affiliates of the Adviser: PGIM Fixed Income, a business unit of PGIM, Inc., Jennison Associates LLC, and QMA LLC.  The remaining 35 Subadvisers are Unaffiliated Subadvisers: AllianceBernstein L.P., Allianz Global Investors U.S. LLC, AlphaSimplex Group, LLC, AQR Capital Management, LLC, BlackRock Financial Management, Inc., Brandywine Global Investment Management, LLC, Brown Advisory, LLC, Capital International, Inc., Cohen & Steers Capital Management, Inc., CoreCommodity Management, LLC, ClearBridge Investments, LLC, Dimensional Fund Advisors LP, Emerald Mutual Fund Advisers Trust, FIAM LLC, Franklin Advisers, Inc., First Quadrant L.P., Goldman Sachs Asset Management, L.P, Hotchkis and Wiley Capital Management LLC, J.P. Morgan Investment Management, Inc., LMCG Investments, LLC, Lazard Asset Management LLC, Loomis, Sayles & Company, L.P., LSV Asset Management, Martin Currie Inc., Massachusetts Financial Services Company, Morgan Stanley Investment Management, Inc., Neuberger Berman Investment Advisers LLC, Pacific Investment Management Company, LLC, QS Investors, LLC, T. Rowe Price Associates, Inc., UBS Asset Management (Americas) Inc., WEDGE Capital Management, LLP, Wellington Management Company LLP, Western Asset Management Company, LLC, and Victory Capital Management.

Many of the Unaffiliated Subadvisers hired by the Adviser are either public companies or subsidiaries of public companies.  The Unaffiliated Subadvisers are typically part of large, global financial services organizations whose securities are widely traded both in domestic and foreign markets.  As of April 30,2020, the S&P 500 Index includes eight current Unaffiliated Subadvisers, and the Russell 1000® Index includes those same eight current Unaffiliated Subadvisers and five additional current Unaffiliated Subadvisers.  These indices also include other registered investment advisers that potentially could serve as Unaffiliated Subadvisers.  Because of the size of these organizations, the subadvisory fees received in connection with any services provided to the Funds generally constitute a small amount of the overall revenue of these organizations.

3.             Supervision of Subadvisers

The Adviser is responsible for the selection, evaluation, termination and replacement of Unaffiliated Subadvisers for the Funds, subject to the approval of the applicable Board.  The Adviser identifies Unaffiliated Subadvisers based on its evaluation of an Unaffiliated Subadviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board.  For certain Funds, the Adviser has employed multiple Unaffiliated Subadvisers.  In those instances, the Adviser allocates and, as appropriate, reallocates a Fund’s assets among the Unaffiliated Subadvisers, and the Unaffiliated Subadvisers manage that

(5)  Pursuant to the Subadvisory Agreements (as defined herein), the Adviser agrees to pay the Subadvisers a fee based on a percentage of the assets of the Funds.  Each Subadviser will bear its own expenses of providing investment management services to the relevant Fund.  Neither the Prudential Investment Companies nor any Fund is responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fee paid to the Adviser under the relevant Investment Management Agreement.

(6)  Advanced Series Trust et al., 1940 Act Rel. Nos. 31342 (Nov. 20, 2014) (notice) and 31377 (Dec. 16, 2014) (order).

portion of the Fund allocated to them.  Subject to the supervision of the Adviser and oversight of the applicable Board, the Unaffiliated Subadvisers determine the securities and other instruments to be purchased, sold or entered into by a Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select.

The Adviser engages in an active and ongoing analysis of the continued advisability of retaining an Unaffiliated Subadviser and frequently makes recommendations to the applicable Board regarding the selection, termination and replacement of Unaffiliated Subadvisers.  The Adviser also negotiates and renegotiates the terms of the Subadvisory Agreements with Unaffiliated Subadvisers, including the fees paid to the Unaffiliated Subadvisers, and makes recommendations to the applicable Board from time to time.  On an ongoing basis, the Adviser monitors the compliance of each Unaffiliated Subadviser with the investment objective(s), policies and restrictions of the relevant Fund, monitors continuity in each Unaffiliated Subadviser’s operations and any changes in investment personnel and senior management, reviews the performance of each Unaffiliated Subadviser, and reports periodically to the Boards regarding these matters.  The Adviser is responsible for communicating performance expectations and evaluations to each Unaffiliated Subadviser and ultimately recommending to the Boards whether each Subadvisory Agreement should be renewed, modified or terminated.  The Adviser reports to the Boards with respect to the results of its respective evaluations, monitoring functions and determinations with respect to each Unaffiliated Subadviser.

From time to time, in reliance on the Multi-Manager Order, the Adviser may determine that the services of an Unaffiliated Subadviser should be terminated and will recommend termination to the relevant Board.  Similarly, from time to time, in reliance on the Multi-Manager Order and with the approval of the relevant Board, the Adviser may appoint new Unaffiliated Subadvisers to advise new Funds (or portions thereof) or to replace Unaffiliated Subadvisers for existing Funds (or portions thereof).  Thus, the Unaffiliated Subadvisers that provide day-to-day investment advisory services to the Funds may change on a regular basis.  In addition, Unaffiliated Subadvisers are acquired from time to time by other companies, and such acquisitions introduce new entities to the list of Unaffiliated Subadvisers.

From May 1, 2019 through April 30, 2020, the Prudential Investment Companies, with Board approval, established seven new manager-of-managers Funds, which added two new Unaffiliated Subadvisers.  During that period, with Board approval, one Unaffiliated Subadviser was terminated.

C.            The Boards

Each Prudential Investment Company is managed under the direction of its Board, pursuant to the Prudential Investment Company’s governing instrument and the applicable law of its state of formation.  Currently, the same nine Board members serve on the Board of each Prudential Investment Company.  Eight of these Board members are Independent Directors.(7)  It is anticipated that, in the future, each Prudential Investment Company may seek to add new Independent Directors to its Board, to replace retiring Independent Directors or increase the size of the Board.

Each Board complies with the board composition requirements in Sections 10(a) and 10(b)(2) of the 1940 Act.  In addition, each Prudential Investment Company relies on certain exemptive rules under the 1940 Act and, therefore, complies with the board composition requirements of these rules.(8)  Moreover, each Prudential Investment

(7)  With respect to each Prudential Investment Company, those members of the Board who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Prudential Investment Company, the Adviser or a principal underwriter of the Prudential Investment Company are referred to herein as the “Independent Directors.”  The terms “independent directors” and “disinterested directors” as used herein refer generally to those directors or trustees of an investment company who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the investment company.

(8)  See, e.g., Rule 10f-3, Rule 12b-1, Rule 15a-4, Rule 17a-7, Rule 17a-8, Rule 17d-1, Rule 17e-1, Rule 17g-1, Rule 18f-3 and Rule 23c-3 under the 1940 Act (each requiring that the board of directors satisfy the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act).

Company is obligated to comply with the board composition requirements in the Multi-Manager Order, pursuant to which at least a majority of the applicable Board will be Independent Directors at all times.

Pursuant to Section 15 of the 1940 Act, the Board of each Prudential Investment Company, including a majority of the Independent Directors, initially approved the Investment Management Agreements and has approved their continuation annually thereafter.  In addition, upon the recommendation of the Adviser and pursuant to the Multi-Manager Order and Section 15 of the 1940 Act, the Board of each Prudential Investment Company, including a majority of the Independent Directors, initially approved each Subadvisory Agreement and has approved its continuation annually thereafter.  Any future Subadvisory Agreement proposed to be entered into between the Adviser and an Unaffiliated Subadviser will be subject to consideration and approval by the Board of the relevant Prudential Investment Company, including a majority of the Independent Directors.

Each year, the applicable Board dedicates substantial time and effort to overseeing the Unaffiliated Subadvisers.  To fulfill its oversight role effectively, the Board relies on information provided by the Unaffiliated Subadvisers, independent third parties, independent legal counsel and, just as importantly, the Adviser.  The expertise and depth of resources the Adviser brings to bear on the applicable Board’s oversight cannot be overstated, particularly in light of the fact that the Adviser has no affiliation with or interest in the Unaffiliated Subadvisers.  The Adviser’s recommendations to retain, maintain or eliminate an Unaffiliated Subadviser from the manager-of-managers platform are based on comprehensive and extensive diligence.  That diligence and the absence of conflict that come with affiliation are fundamental drivers of each applicable Board’s oversight of the Unaffiliated Subadvisers.

III.          THE REQUESTED EXEMPTION

A.            Summary of Requested Exemption

1.             De Minimis Interest Exemption

The requested exemption would permit an Independent Director to hold certain limited (“de minimis”) direct and indirect beneficial and legal interests in an Unaffiliated Subadviser without causing the Independent Director to be an “interested person” under  Section 2(a)(19)(B)(iii) of the 1940 Act.  Under this exemption, which would be subject to the conditions set forth in Section IV.C below, an Independent Director would continue to be treated as an “independent director” for purposes of the 1940 Act in circumstances and subject to conditions under which Applicants believe that the interest in an Unaffiliated Subadviser is unlikely to influence the judgment or affect the independence of an Independent Director.  The conditions of the relief requested in the Application, including the standards for determining which interests are “de minimis” for purposes of the exemption, reflect Applicants’ belief that interests in Unaffiliated Subadvisers that are unlikely to be material or significant enough to influence the judgment or affect the independence of a director may be disregarded when determining whether the director is an “interested person” under Section 2(a)(19)(B)(iii) of the 1940 Act.

2.             Inadvertent Interest Exemption

The requested relief would temporarily exempt an Independent Director who has inadvertently acquired an interest in an Unaffiliated Subadviser from the definition of “interested person” in Section 2(a)(19)(B)(iii) while the Independent Director conducts an orderly disposition of such interest.  Under this exemption, which would be subject to the conditions set forth in Section IV.C below, an Independent Director would continue to be treated as an “independent director” for purposes of the 1940 Act for a limited time to allow the Independent Director to divest an inadvertent interest in an Unaffiliated Subadviser or, where the interest is of a type that can be held consistent with the de minimis interest exemption, to comply with the conditions of the exemption.

B.            Reasons for Requested Exemption

1.             Background

Given the considerable responsibilities imposed on investment company directors, mutual fund complexes seek to attract sophisticated, engaged and committed individuals to serve on their boards.  Individuals who possess the qualifications and experience of desirable independent directors often are leaders of their professions and, given the demands associated with serving on a fund board, the most desirable candidates are at times those who are retired.  Invariably, through their professional success and over time, they have acquired direct or beneficial ownership interests in U.S. publicly traded companies.  Their personal investments may include securities issued by companies in the financial services industry.  From time to time, mutual funds in manager-of-managers complexes like the Prudential Investment Companies retain as subadvisers the very companies in which directors may own securities in their personal investment portfolios.

Section 2(a)(19)(B)(iii) of the 1940 Act defines an “interested person” of an investment adviser or principal underwriter for an investment company to include “[a]ny person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter” (the “Ownership Restriction”).  The Ownership Restriction renders an otherwise-independent director an “interested person” under the 1940 Act if he or she owns even a single share of an unaffiliated subadviser in a manager-of-managers complex.  In light of the common presence of financial services firms in the personal investment portfolios of independent directors, the Ownership Restriction imposes significant and unnecessary burdens on individuals whose fund board service involves the oversight of unaffiliated subadvisers.

Further, the Ownership Restriction may serve to discourage qualified individuals from serving as independent directors of manager-of-managers complexes, which in turn places these complexes at a clear disadvantage in competing with more traditionally structured fund groups to attract and retain independent directors.  Fundamentally, for fund groups with unaffiliated subadvisers, the Ownership Restriction can require a board to pursue one of two potentially problematic outcomes: disqualify an otherwise-capable unaffiliated subadviser from managing money for a fund, or force its independent directors to divest their holdings in the subadviser (or its affiliate) at a time and price that is not of the director’s choosing.  In addition to creating unnecessary hardships in the fund boardroom, the Ownership Restriction generates a strong headwind for manager-of-managers complexes to overcome when recruiting desirable and qualified director candidates.

The obstacles and burdens described above are the product of a statutory provision that seeks to eliminate the potential conflicts of interest that an independent director might encounter if he or she oversees an entity in which the director has an economic interest.  As discussed below, however, the lack of any de minimis exception to the Ownership Restriction may create undesirable outcomes in the context of a manager-of-managers complex, like the Prudential Investment Companies, that engages a large number of unaffiliated subadvisers.  Applicants submit that the purposes of the “interested person” definition in Section 2(a)(19) of the 1940 Act can be respected, while recognizing that immaterial interests in Unaffiliated Subadvisers are unlikely to influence the judgment or affect the independence of an Independent Director.  Accordingly, Applicants believe that some reasonable flexibility from the Ownership Restriction is appropriate to ensure the continued service of the Independent Directors without undue hardship, and to remove the competitive disadvantage that the Prudential Investment Companies face as manager-of-managers complexes in seeking to attract and retain the best Independent Director candidates possible.

2.             Significant Burdens on Independent Directors

The Ownership Restriction imposes significant and ongoing burdens on the Independent Directors of the Funds.  To serve as an independent director of a manager-of-managers complex, an Independent Director must continuously track his or her personal investments to avoid any potential interests in the Unaffiliated Subadvisers.  Maintaining independence with respect to Unaffiliated Subadvisers, consistent with the terms of the Ownership Restriction, requires that the Independent Directors, their financial advisers and their counsel expend significant time and effort tracking and analyzing share ownership, often in accounts with respect to which an Independent Director receives no economic benefit, or with respect to which the Independent Director neither has knowledge of holdings nor directs the acquisition or disposition of those holdings.

If the Adviser seeks to hire a new Unaffiliated Subadviser for the Funds, an Independent Director must identify and divest any interest in the Unaffiliated Subadviser in order to continue serving as an independent director.  Likewise, if an Independent Director inadvertently acquires an interest in an existing Unaffiliated

Subadviser, the Independent Director must dispose of such interest as promptly as possible.  Doing so may become necessary at inopportune times, and can often carry adverse tax consequences and additional brokerage or other expenses for an Independent Director.

For Independent Directors that have retained one or more financial advisers to manage their accounts, the process of continuously monitoring their personal investments can be even more burdensome due to the involvement of third parties.  For example, an Independent Director who has retained one or more financial advisers to manage the Independent Director’s account(s) typically must confer with the adviser on a regular basis, and monitor account holdings, to ensure that the adviser does not invest the Independent Director’s account in any securities issued by an existing Unaffiliated Subadviser.  In addition, each time a new Unaffiliated Subadviser is retained for a Fund, the Independent Director must consult with the financial adviser to ensure that the Independent Director does not directly or indirectly hold or acquire any securities of the Unaffiliated Subadviser.  Similarly, each time an Unaffiliated Subadviser undergoes a change of control, the Independent Director must consult with the financial adviser to ensure that the Independent Director does not directly or indirectly hold or acquire any securities of the Unaffiliated Subadviser’s new control person.

In some cases, an Independent Director may have legal ownership of accounts with respect to which the Independent Director receives no benefit.  For example, the Independent Directors are often the legal owners (as trustees) of assets in accounts maintained on behalf of other beneficial owners, such as family members.  In such cases, the Independent Director receives no economic benefit with respect to such accounts and may not even know which securities are included in the accounts.

The Ownership Restriction forces the Independent Directors to liquidate holdings of securities issued by a new Unaffiliated Subadviser (or an existing Unaffiliated Subadviser as a result of a change of control) to maintain their status as independent directors.  Such forced sales can require an Independent Director to execute securities transactions at inopportune times and prices, resulting in significant adverse tax consequences and additional brokerage or other expenses for the Independent Director.  Significantly, the Ownership Restriction can force an Independent Director to liquidate an interest in an Unaffiliated Subadviser even though the Independent Director acquired such interest inadvertently, through no action by the Independent Director, such as by inheritance.

Moreover, the Ownership Restriction requires the Independent Directors to forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser.  Because of the number of Unaffiliated Subadvisers and because the Unaffiliated Subadvisers are often part of large, publicly-traded global financial services organizations, the Ownership Restriction significantly limits an Independent Director’s ability to invest in domestic and foreign markets.  By its terms, the Ownership Restriction prevents an Independent Director from holding even one share of an Unaffiliated Subadviser, regardless of how limited the Unaffiliated Subadviser’s role is within the fund complex.

These significant burdens and obligations are unique to independent directors of mutual funds in manager-of-managers complexes like the Prudential Investment Companies.  Independent directors of more traditional fund complexes that utilize only a primary investment adviser are not obligated to monitor their personal investments for potential interests in a large number of unaffiliated financial institutions, and instead need only ensure that they avoid interests in a small handful of securities (i.e., the primary investment advisory and its parent company or affiliates).

3.             Retention and Recruitment of Qualified Independent Directors

The Ownership Restriction may discourage qualified individuals from serving as Independent Directors of the Funds.  The significant limitations placed on personal investing activities (including potentially forced divestitures at unfavorable prices in order to continue to qualify as an independent director), and the additional time and effort associated with monitoring their personal investments to avoid inadvertently acquiring any interest in an Unaffiliated Subadviser, limit the range of qualified individuals available or willing to serve as Independent Directors of the Funds.

Moreover, there is little question that fund complexes that do not require independent directors to face the hardships associated with the use of unaffiliated subadvisers have a distinct advantage in recruiting director candidates.  Unaffiliated Subadvisers, particularly large ones, are well-represented among publicly traded financial services firms.  Sophisticated independent director candidates, more often than not, hold one or more of those companies in their personal investment portfolios or in accounts they control for the benefit of others.  For those individuals, the choice between serving on comparable fund groups, one of which has unaffiliated subadvisers and one of which does not, is an easy one.  And the disadvantage for the fund group with the unaffiliated subadvisers is inescapable.

4.             Efficient Replacement of Unaffiliated Subadvisers

As noted above, pursuant to the Multi-Manager Order and with the approval of the relevant Board, the Adviser may appoint new Unaffiliated Subadvisers for new Funds or terminate and replace Unaffiliated Subadvisers to existing Funds.  In considering whether to recommend a new Unaffiliated Subadviser to the relevant Board, however, the Adviser could be forced to make a difficult choice between disqualifying an Unaffiliated Subadviser with otherwise strong qualifications, on one hand, and requesting that an Independent Director divest his or her personal holdings in the Unaffiliated Subadviser to avoid disqualification as an independent director, on the other.

Applicants believe that a limited exemption to the Ownership Restriction could provide for more efficient and timely replacement of a poorly performing Unaffiliated Subadviser.  The selection of a new Unaffiliated Subadviser entails, in part, an inquiry to determine if any Independent Director has an interest in the new Unaffiliated Subadviser.  As noted above, that inquiry takes time.  If an Independent Director ultimately must divest his or her interest in a new Unaffiliated Subadviser, that process requires additional time.  In this connection, the Commission has previously recognized the importance of a primary investment adviser’s ability to timely replace poorly performing subadvisers in a manager-of-managers complex.(9)  Applicants believe that investor interests are served by the efficient and timely replacement of a poorly performing Unaffiliated Subadviser.

IV.          REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)

Applicants request that the Commission issue an order of exemption pursuant to 6(c) of the 1940 Act from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Directors of the Funds to: (i) hold limited (de minimis) direct and indirect beneficial and legal interests in Unaffiliated Subadvisers of the Funds, subject to the conditions set forth in Section IV.C below; and (ii) continue to be treated as “independent directors” for a limited time to allow an Independent Director to divest an inadvertently acquired interest in an Unaffiliated Subadviser or to bring such interest into compliance with the conditions of the requested exemption described in Section IV.C.

A.            Applicable Law

The 1940 Act and the rules thereunder impose specific requirements relating to independent directors of registered investment companies and the composition of boards of directors of such companies.  More specifically, Section 10(a) provides that the board of directors of an investment company must be comprised of at least 40% of directors who are “independent” of the investment company.  In addition, Section 10(b)(2) generally provides that a majority of the members of an investment company’s board of directors must be “independent” of the principal underwriter.  Moreover, certain exemptive rules under the 1940 Act, on which most fund groups rely, require that a majority of the board of directors be composed of independent directors.(10)  With respect to the Prudential

(9)  See Exemption From Shareholder Approval for Certain Subadvisory Contracts, 1940 Act Rel. No. 26230 (Oct. 23, 2003) (“Rule 15a-5 Proposing Release”).

(10)  Each of Rule 10f-3, Rule 12b-1, Rule 15a-4, Rule 17a-7, Rule 17a-8, Rule 17d-1, Rule 17e-1, Rule 17g-1, Rule 18f-3 and Rule 23c-3 under the 1940 Act requires that the board of directors satisfy the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Investment Companies, the Multi-Manager Order also requires each Prudential Investment Company to have a Board comprised of a majority of Independent Directors.(11)

An independent director is a director who is not an “interested person” of an investment company.  Section 2(a)(19) of the 1940 Act defines the term “interested person” as it relates to an investment company as well as an investment adviser or principal underwriter for an investment company.  As noted above, the Ownership Restriction includes within the definition of an “interested person” of an investment adviser or principal underwriter “any person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter.”  Section 2(a)(19)(A)(iii) provides that an “interested person” of an investment adviser or principal underwriter also is an “interested person” of the investment company for which the adviser or underwriter serves.(12)  Thus, a person who is an “interested person” of an investment adviser by virtue of a direct or indirect beneficial or legal interest in such investment adviser or parent company thereof, also is an interested person of the investment company for which the investment adviser serves.

Section 2(a)(19) was added to the 1940 Act by the Investment Company Act Amendments of 1970.  Prior to the enactment of the 1970 amendments, a director was considered “independent” if the director was not an officer or employee of an investment company or an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of its investment adviser, principal underwriter, regular broker or any investment banker and their affiliates.(13)  In 1966, the Commission, concerned with the economic and family relationships between independent directors and investment company management, recommended to Congress that the term “interested person” be added to the 1940 Act and that it be applicable to the provisions of the 1940 Act relating to, among other things, board composition and approval of advisory and underwriting agreements.(14)

Congress responded to the Commission’s concerns by enacting Section 2(a)(19) of the 1940 Act.  In doing so, Congress noted that, like the Commission, it was concerned with the “strong ties” an investment company’s independent directors may have with management.(15)  With respect to security ownership, Congress was concerned that under the then-current independence definition, a director could be deemed independent “even though he own[ed] up to 4.99 percent of the adviser-underwriter’s stock….”(16)  The Senate Report for the bill explained that the function of the amendment was “to supply an independent check on management and to provide a means for the representation of shareholder interests in investment company affairs.”(17)

Importantly, however, the addition of Section 2(a)(19) to the 1940 Act was not intended to classify persons as “interested” by virtue of their holding any interest, regardless of how small or indirect, in the investment company or its adviser or underwriter.  Instead, as the Senate Report on the bill makes clear, the section was intended to include within the term “interested person” those “persons who have close family or substantial financial or

(11)  See Multi-Manager Order, supra note 6.

(12)  Section 2(a)(20)(B) of the 1940 Act defines “investment adviser” to include persons who contract with an investment company’s primary investment adviser to provide advisory services to the company.  The Commission has recognized that this provision covers investment subadvisers.  See Rule 15a-5 Proposing Release, supra note 9, at 61,720 n.3.

(13)  See SEC, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 89-2337 (1966) at 130 (discussing the status of independent directors in 1966).

(14)  Id. at 334.

(15)  See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4927.

(16)  Id.

(17)  Id.

professional relationships with investment companies, their investment advisers, principal underwriters, officers, and employees.”(18)

Although the text of Section 2(a)(19)(B)(iii) as enacted does not, on its face, reveal a distinction between “strong ties” and “substantial financial” relationships, on one hand, and immaterial or de minimis interests or relationships, on the other, the legislative record indicates that Congress was concerned with relationships that are “strong” or “substantial” enough to influence an independent director’s judgment or undermine the independent director’s ability to act impartially when dealing with investment company management.  Moreover, the Senate Report stated that the Commission would have “adequate exemptive authority under Section 6(c) of the [1940] Act to administer [Section 2(a)(19)] in a flexible manner.”(19)  For example, the Senate Report noted that the Commission may exempt from Section 2(a)(19) a person who “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”(20)

Section 6(c) of the 1940 Act provides:

The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

For the reasons set forth below, Applicants believe that limited (de minimis) interests in Unaffiliated Subadvisers do not create or constitute “strong ties” or “substantial financial” relationships between an Independent Director and the Funds or the Adviser.  Applicants therefore request an order of exemption from the Commission pursuant to Section 6(c) of the 1940 Act from the provisions of Section 2(a)(19)(B)(iii) of the 1940 Act as described herein.

B.            Basis for a Section 6(c) Order

Applicants submit that the requested exemption is necessary and appropriate in the public interest.  Applicants also submit that the requested exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  In addition, Applicants submit that the requested exemption is consistent with previous exemptive and other relief granted by the Commission and its staff from Section 2(a)(19)(B)(iii).

1.             Necessary and Appropriate in the Public Interest

Applicants maintain that the requested exemption is necessary and appropriate in the public interest because it will: (1) reduce the significant burdens placed on the Independent Directors of the Funds as independent directors of subadvised mutual funds; (2) increase the range of qualified Independent Director candidates available to the Funds by preventing the unnecessary disqualification of otherwise-qualified candidates in connection with their personal investments; (3) remove any unfair advantage that other mutual fund complexes may have in competing with the Funds for qualified Independent Director candidates; and (4) permit the Adviser to efficiently hire and replace Unaffiliated Subadvisers for the Funds in accordance with the Multi-Manager Order and shareholder expectations.

(18)  Id. (emphasis added).

(19)  Id. at 4929.

(20)  Id.

Applicants believe the requested exemption will reduce the significant burdens placed on the Independent Directors of the Funds in connection with having to avoid holding or inadvertently acquiring immaterial (de minimis) interests in Unaffiliated Subadvisers.  As discussed below, the requested relief will be subject to conditions that Applicants believe will address Congress’s concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund subadvisers.  Applicants believe that these conditions will ensure that the Independent Directors maintain their independence from the Unaffiliated Subadvisers, while reducing the significant burdens currently placed on the Independent Directors with respect to their personal investments.

Applicants also believe that the requested exemption will increase the range of qualified Independent Director candidates available and willing to serve on the Boards by preventing unnecessary disqualification of otherwise-qualified Independent Director candidates.  The requested relief will eliminate, as a basis for unnecessary disqualification of an otherwise-qualified candidate, the candidate’s personal investments in Unaffiliated Subadvisers that are too small or remote to influence the Independent Director’s judgment or affect his or her independence.  By reducing the burdens placed on the Independent Directors in connection with personal investments, Applicants believe the requested exemption will increase the range of qualified Independent Director candidates available and willing to serve on the Boards.  In addition, the requested exemption will remove any unfair competitive advantage another mutual fund family may have over the Prudential Investment Companies for retaining the best and most qualified Independent Director candidates.

In addition, the requested exemption will ensure that the Adviser is able to retain efficiently the most qualified Unaffiliated Subadvisers to serve the Funds.  By permitting limited investments by the Independent Directors in Unaffiliated Subadvisers, the requested exemption will largely eliminate any concern that a proposed new Unaffiliated Subadviser could automatically disqualify an Independent Director.  For this same reason, as discussed below, the requested exemption also will better ensure that the Adviser is able to timely terminate an underperforming Unaffiliated Subadviser.(21)

2.                                      Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

Applicants submit that the requested exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and also recognizes the unique circumstances created by the Funds’ manager-of-managers structure.  Therefore, Applicants believe that it is unnecessary to apply the literal requirements of Section 2(a)(19)(B)(iii) to the Independent Directors’ investments in Unaffiliated Subadvisers.

As noted above, Congress added Section 2(a)(19) to the 1940 Act because of its concern over “strong ties” between independent directors and fund management.  In addition, the Commission has specifically stated that Section 2(a)(19)(B)(iii) “was designed to ensure that an independent director does not have a financial interest in the organizations that are closely associated with the fund or that would benefit from payments that the independent director is charged with scrutinizing.”(22)  Applicants believe that an Independent Director’s limited ownership interest in an Unaffiliated Subadviser does not represent the type of “strong ties” or “close[] associat[ions]” between independent directors and fund management with which Congress and the Commission were concerned when Section 2(a)(19) was enacted.

Applicants believe that their proposed conditions will address Congress’s concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund advisers.  The conditions of the requested exemption will limit an Independent Director’s aggregate ownership interest in an Unaffiliated Subadvisers to five percent (5%) or less of the Independent Director’s net worth.  The

(21)  The Commission has previously noted the importance of a primary investment adviser’s ability to timely replace poorly performing subadvisers in a manager-of-managers complex.  See Rule 15a-5 Proposing Release, supra note 9, at 61,724.

(22)  See Role of Independent Directors of Investment Companies, 1940 Act Rel. No. 24082 (Oct. 15, 1999) (Nov. 3, 1999) (“Rule 2a19-3 Proposing Release”).

calculation of an Independent Director’s net worth will exclude both the value of the Independent Director’s primary residence and the value of any indebtedness secured by the Independent Director’s primary residence that does not exceed the estimated fair market value of the primary residence at the time of the calculation.(23)  The conditions of the requested exemption will also restrict an Independent Director from owning any interest in an Unaffiliated Subadviser that is not a publicly traded company or that derives more than one percent (1%) of its total annual revenue from the aggregate subadvisory fees paid by the Adviser pursuant to Subadvisory Agreements on behalf of the Funds.(24)  Applicants believe that these conditions will address Congress’s concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund advisers, while removing some of the most significant burdens currently placed on an Independent Directors with respect to their personal investments.

The requested exemption will require an Independent Director who has inadvertently acquired an interest in an Unaffiliated Subadviser that is inconsistent with the conditions of the exemption to divest such interest within 120 days after the determination that the conditions are not satisfied (or, where the interest is of a type that can be held consistent with the those conditions, such conditions are satisfied within 120 days after discovery of the interest).  Applicants submit that a reasonable amount of time to divest holdings is appropriate to allow Independent Directors to coordinate the sale of such interests, to avoid the need to divest such interests at “fire sale” prices, and to address potential tax consequences of the sale.

Applicants note that the mutual fund industry has changed significantly since the addition of Section 2(a)(19) to the 1940 Act in 1970.  At the time, the typical mutual fund was organized by its investment manager, which provided most, if not all, of the investment management services to the fund.(25)  Today, the fund industry is replete with subadvisers.  The Prudential Investment Companies have Subadvisers that are affiliated with the Adviser and also Unaffiliated Subadvisers.  In both cases, a Subadviser’s role is limited to the day-to-day management of the Funds’ assets.  The Adviser performs the primary management function with which Congress was concerned when Section 2(a)(19) was enacted, and the requested exemption would not extend to ownership interests in the Adviser or any Subadviser affiliated with the Adviser.  Thus, Applicants believe that their proposed conditions will ensure that the Independent Directors continue to provide the “independent check on management” that Congress intended when it enacted Section 2(a)(19).

In addition, the Unaffiliated Subadvisers are not closely associated with the Adviser or the Funds.  The Unaffiliated Subadvisers only provide day-to-day advisory services to one or a limited number of Funds and may also serve as investment advisers to a number of other mutual funds that are unaffiliated with the Adviser or the Funds.  None of the Unaffiliated Subadvisers is a sponsor, promoter or organizer of the Funds.  In addition, the Unaffiliated Subadvisers are continuously monitored by the Adviser and may be replaced at any time by the Adviser.  Thus, unlike the Adviser, the Unaffiliated Subadvisers are not closely associated with the Funds.  Indeed, in many instances, the Unaffiliated Subadvisers are closely associated with their own mutual fund families.

Moreover, the fee structure among the Adviser and the Unaffiliated Subadvisers reduces potential conflicts of interest with the Independent Directors.  As is typical in a manager-of-managers structure, the Adviser (and not

(23)  See Rule 501(a)(5)(i) of Regulation D under the Securities Act.  Where an Independent Director treats securities held by his or her spouse as securities in which the Independent Director has a direct or indirect beneficial interest, the denominator for the net worth calculation may likewise include such spouse’s net worth.  In addition, the calculation of an Independent Director’s net worth may exclude securities beneficially or legally owned by family members who do not share an address with the Independent Director.  Applicants believe that interests in Unaffiliated Subadvisers that are beneficially or legally owned by family members who do not share an address with an Independent Director do not create “strong ties” or “substantial financial” relationships between the Independent Director and the Funds or the Adviser that could influence the judgment or affect the independence of the Independent Director.

(24)  The Adviser will perform this calculation each calendar quarter based on the Unaffiliated Subadviser’s total revenue for the most recent 12-month period, as reported in the Unaffiliated Subadviser’s most recent publically available financial statements, and the aggregate subadvisory fees paid by the Adviser pursuant to Subadvisory Agreements with the Unaffiliated Subadviser over the same 12-month period.

(25)  See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4901.

the Funds) compensates the Unaffiliated Subadvisers from the advisory fees that the Adviser receives from the Funds.  Therefore, the Independent Directors scrutinize the fee paid to each Unaffiliated Subadviser as a component of the management fee paid to the Adviser.  In addition, the Funds rely on the Adviser to negotiate at arm’s length with the Unaffiliated Subadvisers to obtain the most favorable subadvisory fees.  The Adviser has an incentive to be as diligent as possible in its dealings and negotiations with the Unaffiliated Subadvisers.  Accordingly, while the Unaffiliated Subadviser may benefit from the payments that the Independent Directors are charged with scrutinizing, any potential conflict of interest presented by an Independent Director having a financial interest in an Unaffiliated Subadviser is diminished significantly due to the structure of the subadvisory fee arrangement.

In addition, because of the size of a publicly traded Unaffiliated Subadviser’s corporate organization, ownership of an Unaffiliated Subadviser’s securities has little possibility of affecting an Independent Director’s independence.  For example, it is unlikely that an Independent Director’s decision with respect to the approval of a Subadvisory Agreement would have a significant impact on the total revenue of an Unaffiliated Subadviser.  Because the requested exemption will be limited to interests in Unaffiliated Subadvisers that are publicly traded companies and that derive less than one percent (1%) of their total annual revenues from subadvisory fees paid by the Adviser, Applicants believe there is no realistic possibility that an Independent Director’s decisions with respect to an Unaffiliated Subadviser could significant impact the Unaffiliated Subadviser’s business.  There would be even less of a possibility that the approval of a Subadvisory Agreement with an Unaffiliated Subadviser could result in financial benefit to an Independent Director.

As a practical matter, the Independent Directors of the Funds are already permitted to invest in securities issued by companies that serve as Unaffiliated Subadvisers.  Rule 2a19-3 under the 1940 Act permits the Independent Directors to invest in broad-based index funds, which may include companies that serve as Unaffiliated Subadvisers to Funds.  The “broad-based” limitation in Rule 2a19-3 was intended to “assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to affect his or her independence and create a conflict of interest.”(26)

Under the exemption provided by Rule 2a19-3, an Independent Director is permitted to hold indirect interests in many of the current Unaffiliated Subadvisers to the Funds.  As of April 30, 2020, the S&P 500 Index includes eight current Unaffiliated Subadvisers, and the Russell 1000® Index includes those same eight current Unaffiliated Subadvisers and five additional current Unaffiliated Subadvisers.  Each of these indices includes additional companies that either are registered investment advisers that could potentially serve as Unaffiliated Subadvisers or are parent companies of such advisers.  In this regard, the requested exemption would simply allow the Independent Directors to hold directly interests that they are currently permitted to hold indirectly.  The requested exemption would limit an Independent Director’s interest in an Unaffiliated  Subadviser to a de minimis amount in order to ensure that such interest is not substantial enough to affect the Independent Director’s independence or to create a conflict of interest.

The same is true with respect to investments in actively managed mutual funds.  Commission interpretations permit the Independent Directors to invest in actively managed mutual funds that in turn invest in financial services companies, which may serve as Unaffiliated Subadvisers.(27)  Even highly diversified mutual funds are likely to hold securities issued by a significant number of the Unaffiliated Subadvisers.  The requested relief would simply permit the Independent Directors to hold these limited interests directly rather than indirectly through a mutual fund.

(26)  See Role of Independent Directors of Investment Companies, 1940 Act Rel. No. 24816 (Jan. 2, 2001), 66 Fed. Reg. 3,734, 3,740 n. 65 (Jan. 16, 2001).  As proposed, Rule 2a19-3 would have limited investments in investment advisers or their controlling persons to those advisers or controlling persons whose securities’ value did not exceed five percent of the value of an index tracked by an index fund.  See Rule 2a19-3 Proposing Release, supra note 22, at 59,838.  Comments received on the proposed rule reflected concerns that monitoring the five percent limit could be difficult.  As a result, the rule as adopted included the “broad-based” limitation in place of the five percent limit.

(27)  See Rule 2a19-3 Proposing Release, supra note 22, at 59,838 n. 140.

Applicants also believe that the requested exemption is consistent with the Commission’s rationale in granting the Multi-Manager Order and other similar orders, as well as in proposing Rule 15a-5 under the 1940 Act, pursuant to which the Commission has recognized that it is unnecessary to apply all of the 1940 Act’s restrictions with respect to subadvisers of manager-of-managers funds.  In the Rule 15a-5 Proposing Release, the Commission recognized that subadvisers to such funds should be treated more like portfolio managers, rather than investment advisers, for purposes of the shareholder approval requirement for investment advisory agreements under Section 15 of the 1940 Act, given the role that the primary investment adviser has in a manager-of-managers structure.(28)  Similarly, applications filed requesting the relief granted by the Multi-Manager Order and other similar orders have asserted that subadvisers should be treated more like portfolio managers in the context of the Section 15 shareholder approval requirement.(29)

Applicants believe that the reasoning articulated in the Rule 15a-5 Proposing Release and underlying the Multi-Manager Order and other similar orders also applies with respect to the restriction in Section 2(a)(19)(B)(iii).  The Independent Directors rely to a significant extent on the Adviser to oversee the Unaffiliated Subadvisers for the Funds, to negotiate Subadvisory Agreements at arms’ length with the Unaffiliated Subadvisers, and to make recommendations to the Boards from time to time as necessary to replace existing Unaffiliated Subadvisers or hire new ones, just as independent directors might rely on a primary investment adviser that directly manages a fund to oversee and hire and fire portfolio managers from time to time without being required to obtain the approval of the board of directors of the affected fund.

Applicants also believe that this proposed approach is consistent with the conditions imposed by the Commission in granting the Multi-Manager Order and other similar manager-of-managers orders.  In these orders, the Commission has required applicants to represent that no director, trustee or officer of the fund, and no director or officer of the fund’s investment adviser, will own directly or indirectly any interest in a subadviser, except for ownership of less than 1% of any class of outstanding securities of a publicly-traded company that is either a subadviser or a control affiliate of a subadviser.(30)  Like Section 2(a)(19)(B)(iii), this condition of the Multi-Manager Order is intended to protect against conflicts of interest and the potential for self-dealing that is present when a primary investment adviser hires a subadviser in which it or one of its directors or officers has a material interest.  Applicants believe that applying a similar standard to the Independent Directors, which would permit them to hold de minimis interests in Unaffiliated Subadvisers, would similarly protect against potential conflicts of interest and any potential for self-dealing in connection with the hiring of Unaffiliated Subadvisers.

Applicants further believe that the requested exemption is consistent with the Commission’s rationale for allowing fund boards to differentiate between a fund’s primary investment adviser and an unaffiliated subadviser when evaluating whether a counsel’s representation of a subadviser impedes that counsel’s ability to serve as

(28)  See Rule 15a-5 Proposing Release, supra note 9, at 61,721 (distinguishing between “subadvisory arrangements in which the subadvisers have resembled portfolio managers from the more traditional subadvisory arrangements that Congress explicitly covered in the shareholder voting requirement of section 15(a)”).  In the Rule 15a-5 Proposing Release, the Commission proposed exempting investment advisory agreements with subadvisers of manager-of-managers funds from the shareholder approval requirements of Section 15(a) of the 1940 Act.  In doing so, the Commission noted the limited scope of the relief and that there were other means of protecting fund investor expectations and interests.

(29)  See, e.g., Multi-Manager Order, supra note 6 (“From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.”); see also Rule 15a-5 Proposing Release, supra note 9, at 61,721 (noting that primary investment advisers applying for relief from the Section 15 shareholder approval requirement have “analogized subadvisers in a manager of managers arrangement to portfolio managers employed by the fund adviser who may be hired and fired without the consent of shareholders”).

(30)  See, e.g., Multi-Manager Order, supra note 6 (permitting “ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with, a Sub-Advisor”).  Cf. Rule 15a-5 Proposing Release, supra note 9, at 61,723 (proposing a condition to proposed Rule 15a-5 that would “preclude any director or officer of the fund and the principal adviser or any director or officer of the principal adviser with which the subadviser has contracted from owning, directly or indirectly, any material interest in the subadviser”) (emphasis added).

“independent legal counsel” to the independent directors pursuant to Rule 0-1(a)(6) under the 1940 Act.  In the adopting release for Rule 0-1(a)(6), the Commission noted that, although Section 2(a)(20) does not distinguish an adviser from a subadviser, independent directors may conclude that a counsel’s representation of a fund’s subadviser nevertheless does not impede that counsel’s ability to serve as “independent counsel” to the independent directors.(31)  The Commission explained that “an independent director, in evaluating a counsel’s conflicts, could give consideration to the nature of a sub-advisory relationship.”(32)  The Rule 0-1(a)(6) Adopting Release reflects the Commission’s acknowledgment that relationships between a counsel and a fund’s unaffiliated subadvisers are different from relationships between the counsel and the fund’s primary adviser.

Finally, the requested exemption would provide the flexibility Congress intended when enacting Section 2(a)(19).  As discussed in Section IV.A above, the enactment of Section 2(a)(19)(B)(iii) was not intended to classify persons conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a subadviser or its parent company.  Rather, it was intended to strengthen those provisions of the 1940 Act that require independent directors to act independently as to certain important matters.  Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual who, despite being covered by the text of the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”(33)  For the reasons discussed above, Applicants respectfully submit that the Independent Directors would be in the position to act independently if the requested exemption is granted.

3.             Precedent for Requested Exemption

The Commission has previously granted exemptions from Section 2(a)(19)(B)(iii), in circumstances similar to those presented in this Application, to applicants who have proposed to exempt independent directors from the provisions of Section 2(a)(19) to the extent necessary to allow them to hold beneficial or legal interests in the parent company of an investment adviser.(34)  In their applications for exemptive relief, the applicants specifically noted the large size of the parent company, the minimal amount that the adviser contributed to the parent company’s profits and the minor ownership any individual director would have in such parent company.   In these instances, the Commission issued orders of exemption pursuant to Section 6(c) of the 1940 Act limiting the interest in the investment adviser’s parent company to a de minimis amount of the outstanding equity and debt securities of the

(31)  See Role of Independent Directors of Investment Companies, 1940 Act. Rel. No. 24816, n.53 (Feb. 15, 2001) (“Rule 0-1(a)(6) Adopting Release”) (“In evaluating whether representation of an administrator (or its control person) is “sufficiently limited” for the person to be “independent counsel,” we believe a board could differentiate between an administrator that merely performs ministerial tasks and one that has sponsored, organized, or promoted the fund.  Independent directors could reach a similar conclusion regarding a sub-adviser.”).

(32)  Id.

(33)  See S. REP. NO. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4929.

(34)  See, e.g., Safeco Equity Fund, Inc., et al., Rel. Nos. IC-10116 (Feb. 9, 1978) (notice) and IC-10164 (Mar. 20, 1978) (order) (exempting a director of Safeco Funds from Section 2(a)(19)’s definition of “interested person” where the director (i) was a “Member” of the College Retirement Equities Fund (“CFEF”), a variable annuity fund that owned shares of the parent company of the Safeco Funds’ investment adviser and (ii) held a beneficial interest as an annuitant of CREF); Dean Witter Reynolds InterCapital, et al., Rel. Nos. IC-12436 (May 14, 1982) (notice) and IC-12489 (June 14, 1982) (order) (permitting the independent directors of the funds advised by Dean Witter Reynolds InterCapital, Inc. to own securities issued by its parent company, Sears Roebuck & Co., and subsidiaries thereof); The Putnam Management Company, Inc., et al., Rel. Nos. IC-13894 (Apr. 19, 1984) (notice) and IC-13944 (May 16, 1984) (order) (permitting the independent directors of funds advised by The Putnam Management Company, Inc. to own securities issued by its parent company, Marsh & McLennon Companies, Inc.).  The Commission also has granted limited exemptions from Section 2(a)(19)(B)(iii) for purposes of Section 15(f) of the 1940 Act.  See, e.g., Shearson Loeb Rhoades Inc., et al., Rel. Nos. IC-11786 (May 20, 1981) (notice) and IC-11835 (June 26, 1981) (order); Lehman Management Co., Inc. et al., Rel. Nos. IC-13978 (May 31, 1984) (notice) and IC-14018 (June 29, 1984) (order).

companies and a de minimis amount of the aggregate market value of the securities, as would be the case in the Applicants’ situation.

The Commission’s staff also has provided no-action relief from Section 2(a)(19)(B)(iii) in circumstances similar to those presented in this application.  In particular, the staff took a no-action position with respect to a mutual fund and one of its independent directors where the director also served as a college trustee and oversaw the college’s endowment fund, which held a security issued by the ultimate parent of the mutual fund’s investment adviser.(35)  The staff noted that the interest in the parent company of the investment adviser represented a limited portion of the endowment fund and the net income of the adviser was insubstantial relative to the parent company’s gross revenues.

C.            Conditions for the Requested Exemption

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.              Except as otherwise permitted by the 1940 Act or the rules, regulations or interpretations thereunder, no Independent Director will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in (i) the Adviser or any Subadviser affiliated with the Adviser; (ii) any Unaffiliated Subadviser that is not a publicly traded company; or (iii) any Unaffiliated Subadviser that derives more than one percent (1%) of its total annual revenue from the aggregate subadvisory fees paid by the Adviser pursuant to Subadvisory Agreements on behalf of the Funds.  The Adviser will perform this calculation each calendar quarter based on the Unaffiliated Subadviser’s total revenue for the most recent 12-month period, as reported in the Unaffiliated Subadviser’s most recent publically available financial statements, and the aggregate subadvisory fees paid by the Adviser pursuant to Subadvisory Agreements with the Unaffiliated Subadviser over the same 12-month period.

2.              Except as otherwise permitted by the 1940 Act and the rules, regulations and interpretations thereunder, an Independent Director’s interest in an Unaffiliated Subadviser will be limited, in the aggregate, to five percent (5%) or less of the Independent Director’s net worth.  The calculation of an Independent Director’s net worth will exclude both the value of the Independent Director’s primary residence and the value of any indebtedness secured by the Independent Director’s primary residence that does not exceed the estimated fair market value of the primary residence.  Where an Independent Director treats securities held by his or her spouse as securities in which Independent Director has a direct or indirect beneficial interest, the denominator for the net worth calculation may likewise include such spouse’s net worth.  The calculation of an Independent Director’s net worth may exclude securities beneficially or legally owned by family members who do not share an address with the Independent Director.

3.              An Independent Director relying on the relief requested herein will have no indicia of control of any Unaffiliated Subadviser.  For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with an Unaffiliated Subadviser, or (ii) ability to influence the management or the policies of an Unaffiliated Subadviser.

4.              An Independent Director relying on the relief requested herein will notify the Adviser and the other Independent Directors, to the best of his or her knowledge, of any direct or indirect beneficial or legal interest held by the Independent Director in an Unaffiliated Subadviser.  On an annual basis, and in connection with the hiring of any new Unaffiliated Subadviser, Applicants will solicit from each Independent Director (i) appropriate information regarding any direct or indirect beneficial or legal interest in the new Unaffiliated Subadviser or any existing Unaffiliated Subadviser, as applicable, and (ii) a certification stating that any direct or indirect beneficial or legal interest in the new Unaffiliated Subadviser or any Unaffiliated Subadviser, as applicable, is limited as required by the conditions of this Application.

(35)  See GAC Growth Fund Inc., No-Action Letter (Aug. 21, 1971); GAC Growth Fund Inc., No-Action Letter (Dec. 4, 1971).

5.              If an Independent Director inadvertently acquires, or discovers that he or she has inadvertently acquired, an interest in an Unaffiliated Subadviser that is inconsistent with the conditions of this Application, the Independent Director will continue to qualify as an independent director for purposes of the 1940 Act, provided that: (i) the interest is divested within 120 days after the determination that the conditions of this Application are not satisfied (or, where the interest is of a type that can be held consistent with such conditions, those conditions are satisfied within 120 days after discovery of the interest); (ii) the Independent Director discloses the existence of such interest to the other Independent Directors before taking part in any Board actions with respect to that Unaffiliated Subadviser; and (iii) the Independent Director is treated as an “interested person” for purposes of determining whether a majority of independent directors has voted on any matters relating to the Unaffiliated Subadviser until divesting such interest or otherwise complying the above conditions.

D.            Request for an Order

Applicants request an order of the Commission pursuant to Section 6(c) of the 1940 Act exempting current and future Independent Directors from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Directors to hold limited direct and indirect beneficial and legal interests in Unaffiliated Subadvisers subject to the conditions outlined in Section IV.C above.  Applicants submit that, for all the foregoing reasons, the requested exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.            CONCLUSION

For the reasons set forth in this Application, Applicants respectively state that the requested exemption meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act and that such order be made effective as soon as possible.

VI.          COMMUNICATIONS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their names and addresses are as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the cover.

VII.         PROCEDURAL MATTERS, AUTHORIZATIONS AND SIGNATURES

Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.  Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.  Under the current Certificate of Trust or Certificate of Incorporation, as applicable; the Agreement and Declaration of Trust or Articles of Incorporation, as applicable; and the By-Laws of each Prudential Investment Company, the business and affairs of each Prudential Investment Company are conducted by its Board.  Under the current Limited Liability Agreement or Articles of Incorporation of each Adviser, the business and affairs of each Adviser are conducted by its Directors.

In accordance with the governing instruments of each Prudential Investment Company, resolutions were adopted by a vote of the Board of each Prudential Investment Company authorizing the respective appropriate officers to prepare, execute and file this Application with the Commission.  Copies of these resolutions are attached as Exhibit A to this Application.  These resolutions remain in full force and effect and are applicable to this Application.  In addition, in accordance with the governing instruments for each Adviser, each Adviser’s President, Vice President, Treasurer and Secretary is authorized to conduct business on behalf of the Adviser and to provide authorizing signatures.  Accordingly, the persons signing and filing this Application have been fully authorized to do so.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(c) of the 1940 Act granting the relief requested by this application.

ADVANCED SERIES TRUST

By:	/s/ Timothy S. Cronin
Name:	Timothy Cronin
Title:	President

PRUDENTIAL’S GIBRALTAR FUND, INC.

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	President

THE PRUDENTIAL SERIES FUND

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	President

AST INVESTMENT SERVICES, INC.

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	President

PGIM INVESTMENTS LLC

By:	/s/ Timothy S. Cronin
Name:	Timothy S. Cronin
Title:	Senior Vice President

Dated: June 2, 2020

EXHIBIT A

CERTIFICATE OF RESOLUTION

I, Timothy S. Cronin, President of Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (the “Prudential Investment Companies”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees or Board of Directors, as applicable, of the Prudential Investment Companies on May 29, 2020, and that said resolutions of the Prudential Investment Companies have not been amended or rescinded and remain in full force and effect.

RESOLVED, that the officers of the Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (the “Prudential Investment Companies”) be, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission on behalf of the Prudential Investment Companies an application and any future amended applications for an exemption from the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) to permit current and future members of the Boards of Trustees or Boards of Directors of the Prudential Investment Companies who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Prudential Investment Companies to hold limited direct and indirect beneficial and legal interests in certain publicly traded investment subadvisers (or their parent companies or affiliates) of the Prudential Investment Companies that are not affiliated with Prudential Financial, Inc., in such form as such officer deems necessary or appropriate, with advice of counsel; and it is further

RESOLVED, that the officers of the Prudential Investment Companies be, and each of them hereby is, authorized and empowered to execute and deliver all applications, instruments, certificates or other documents and to do and perform any and all other acts and  things that any such officer shall determine to be necessary, appropriate or desirable for the implementation of the foregoing resolution or to effect or accomplish the intent of the foregoing resolution, any such determination to be conclusively evidenced by the execution and delivery by any officer of any such application, instrument, certificate or other document or the doing or performing by any officer of any such act or thing.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 2nd day of June, 2020.

/s/ Timothy S. Cronin

EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated June 2, 2020 for and on behalf of Advanced Series Trust, Prudential’s Gibraltar Fund, Inc. and The Prudential Series Fund (the “Prudential Investment Companies”); that he is President of the Prudential Investment Companies; and that all actions by stockholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Timothy S. Cronin

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated June 2, 2020 for and on behalf of AST Investment Services, Inc. (“ASTIS”); that he is President of ASTIS; and that all actions by shareholders, trustees/directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Timothy S. Cronin

EXHIBIT B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated June 2, 2020 for and on behalf of PGIM Investments LLC (“PGIM”); that he is Senior Vice President of PGIM; and that all actions by shareholders, trustees/directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Timothy S. Cronin